April 28, 2020

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ada D. Sarmento, Attorney-Advisor Mary Beth Breslin, Senior Attorney

Re:	ChampionX Holding Inc.
Registration Statement on Form S-4 and Form S-1
File No. 333-236380

Dear Ms. Saremento and Ms. Breslin:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, ChampionX Holding Inc. respectfully requests that the effective date of its Registration Statement on Form S-4 and Form S-1 (File No. 333-236380) be accelerated by the Securities and Exchange Commission to April 30, 2020 at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

Please contact Richard Witzel of Skadden, Arps, Slate, Meagher & Flom LLP at (312) 407-0784 with any questions you may have regarding this request. In addition, please notify Mr. Witzel by telephone when this request for acceleration has been granted.

[Signature page follows]

Very truly yours,

/s/ Michael C. McCormick
Michael C. McCormick Executive Vice President

cc:	Richard C. Witzel, Jr.
Skadden, Arps, Slate, Meagher & Flom LLP

Julia Wright
Apergy Corporation

Sachin Kohli
Weil, Gotshal & Manges LLP